Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

The registrant hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from the exhibit 99.1 press release furnished herein.

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Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED JANUARY 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ EDWARD HU
Name:	Edward Hu
Title:	Chief Financial Officer

Date: January 11, 2011

Exhibit 99.1

WuXi PharmaTech Provides Update of 2010 Financial Guidance, to Present at J.P.

Morgan Healthcare Conference

SHANGHAI, Jan. 10, 2011 /PRNewswire-Asia/ — WuXi PharmaTech (NYSE: WX), a leading pharmaceutical, biotechnology, and medical-device research and development outsourcing company, with operations in China and the United States, today announced that it will present at the 29th Annual J.P. Morgan Healthcare Conference on Tuesday, January 11, 2011 at 3:30 p.m. Pacific Standard Time and updated its 2010 financial guidance. Based on preliminary, unaudited results, WuXi expects to slightly exceed the top end of its previous guidance for 2010 total net revenues of $330-333 million and to exceed year-over-year growth in 2010 non-GAAP operating income of 28-32%. The company also expects to achieve the remainder of the 2010 financial guidance found in its third-quarter 2010 earnings release.

The company plans to report its audited fourth-quarter and full-year 2010 financial results and to provide 2011 financial guidance in March 2011.

Forward-Looking Statements

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including those with respect to our financial guidance for full-year 2010 and prospects generally, anticipated customer benefits of our integrated R&D platform, expected strong performance of all our businesses and industry trends favoring outsourcing and offshoring R&D, are based on our preliminary unaudited results and subject to the completion of our 2010 audit. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Non-GAAP and Pro-Forma Financial Measures

We have provided full-year 2010 gross profit, gross margin, operating income, and operating margin on a non-GAAP basis, which excludes share-based compensation expenses, amortization of acquired intangible assets and associated deferred tax impact, expenses and termination fee relating to the proposed transaction with Charles River Laboratories, bonuses paid after the termination of the transaction, and losses from discontinued operations. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. It is not practicable at this time to provide the reconciliation of our preliminary GAAP and non-GAAP results, but we will provide this information when we announce our final audited results in March 2011. We expect to continue providing gross profit, gross margin, operating income, and operating margin on a non-GAAP basis using a consistent method on a quarterly and annual basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

CONTACT: Ronald Aldridge (for investors), Director of Investor Relations, WuXi PharmaTech (Cayman) Inc., +1-201-585-2048, ir@wuxiapptec.com, or Stephanie Liu (for the media), WuXi PharmaTech (Cayman) Inc., +86-21-5046-4362, pr@wuxiapptec.com

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